0/2

07027532

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Linc Energy Limited

*CURRENT ADDRESS Level 7, 10 Eagle Street
Brisbane QLD 4000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

FILE NO. 82- 35123 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 10/29/07



LINC ENERGY LIMITED ANNUAL REPORT
for the year ended 30 June 2006

LINC ENERGY



Contents



CONTENTS



Corporate Directory

Directors	Brian Johnson **Chairman**
	Peter Bond **Managing Director**
	John Harkins **Non Executive Director**
	Ken Dark **Non Executive Director**
Secretary	Karl Schlobohm
Notice of annual general meeting	The annual general meeting of Linc Energy Limited will be held at The Map Room, Conrad Treasury Hotel, 130 William Street, Brisbane
	Time 1.00pm
	Date Thursday, 16th November 2006
	A formal notice of meeting is enclosed.
Principal registered office in Australia	Level 7, 10 Eagle Street Brisbane Qld 4000
Share register	Link Market Services Level 22, 300 Queen Street Brisbane Qld 4000
Auditor	PricewaterhouseCoopers Level 17, 1 Eagle Street Brisbane Qld 4000
Solicitors	Hagan & Co Level 3, 2 Bligh Street Sydney New South Wales 2000
Bankers	Westpac
Stock Exchange listings	Linc Energy Limited shares are listed on the Australian Stock Exchange.
Website address	www.lincenergy.com.au



1. Chairman's Message



Dear Shareholder

On behalf of the Board, it is my pleasure to report to you on the progress of the Company, in this, its first Annual Report as a listed entity.

These are exciting times for Linc Energy.

The Company listed on the Australian Stock Exchange in May 2005 following a successful capital raising of $22 million at an issue price of 25 cents per share.

Since listing, the Company has maintained its focus on establishing a management team and structures to meet its objectives.

The Managing Director, Peter Bond, now has key management in place, which will allow the Company to proceed with the commercialisation of its coal resources.

Linc Energy's initial objectives are to restore and expand the existing Underground Coal Gasification (UCG) facility at Chinchilla, in southern Queensland and to design and construct a Gas to Liquid (GTL) demonstration plant to produce ultra clean diesel from the coal gas.

In particular, Linc Energy's relationship with US based GTL technology providers, Syntroleum, continue to strengthen, whilst positive discussions on future sales of product have also taken place with BP Australia.

The Company has entered into agreements with South African based engineering group, MegChem, The University of Witwatersrand, and a number of other consultants for the initial design of the proposed GTL demonstration plant.

Linc Energy has acquired the freehold interest in the "Carpowie" rural property on which the UCG plant is situated. It has also acquired the freehold interest in the adjoining property "Ulinda Park" providing the Company with the land necessary to meet its commercial objectives.

Since listing, Linc Energy has put the ground work in place to achieve its objective of recommencement and expansion of the UCG gas field and installation of a demonstration GTL plant which will be the first step towards construction of a commercial 20,000 barrels per day UCG to GTL ultra-clean diesel facility at Chinchilla.

As part of the longer term business planning, Linc Energy has identified opportunities to market the Company overseas through the development of UCG and GTL facilities in other parts of the world.

Linc Energy's Board believes that by effectively combining the UCG and GTL processes, the Company will be in a position to capitalise on its significant coal deposits and the growing world demand for cleaner and more affordable petroleum products.

I wish to place on record my thanks to members of the Board for their efforts during the past year, and also to welcome the new management team to Linc Energy.

Yours sincerely

Brian Johnson

Brian Johnson

Chairman

2. Managing Director's Report



I am pleased to report to Shareholders on the performance and related activities of the Company for the financial year ended 30 June, 2006.

Obviously, the highlight for the Company was the successful capital raising of AUD$22 million and the subsequent listing on the Australian Stock Exchange in May 2006.

Twelve months of detailed planning and due diligence preceded the listing, and it is clear that the market has solid interest in the Company's potential to deliver its vision of producing cleaner petroleum products via underground coal gasification (UCG) and conversion to diesel through the gas to liquids (GTL) process.

Especially pleasing, is the off shore interest in the Company's activities. There is interest from the United States, Russia and China in not only our end product, but also our existing and emerging technology. We see no relaxation of this interest and will continue to encourage information and technology exchange with potential joint venture and investment partners.

Linc Energy's vision has been vital in attracting a senior management team.

We have now filled senior management roles in human resources, corporate governance and compliance, environmental and government affairs, drilling exploration and in the technical disciplines of our operation. We are particularly focusing upon building a significant world-class technical team covering the core disciplines of UCG and GTL, and we are pleased to say we are attracting some of the very brightest of people in these areas to Linc Energy.

Whilst focused on a very clear and well-defined business plan and development strategy, the Company also has an eye to current market conditions for cleaner, more environmentally friendly petroleum products like Linc Energy's GTL diesel.

In briefing the market prior to listing, we related forecasts from overseas economists and other commentators that world oil prices would escalate and continue to escalate and that Australia has seen the last of what was generally regarded, at least by international standards, of 'cheap' very affordable petroleum, diesel and related products. Keep in mind Australia is one country where oil production is falling whilst demand in overall terms is still growing.

Linc Energy's corporate objective is to become a world-leading producer of ultra-clean diesel and jet fuels. Linc Energy aims to achieve this objective by bringing together, for the first time anywhere in the world, the two technologies known as Underground Coal Gasification (UCG) and Gas to Liquids (GTL) conversion.

Linc Energy intends to use the UCG process to exploit stranded coal deposits that are considered sub-economic as they are too far from market, too deep or are not the quality required for traditional coal markets. UCG has the potential to overcome these issues, enabling Linc Energy to develop significant tracts of coal.

The UCG process can be used to turn stranded coal resources into energy by gasifying the coal "in situ" (underground). The resulting gas, called Syngas, can be used as feedstock for a:

→ Gas to Liquids (GTL) processing plant to produce diesel and jet fuels; and

→ Gas Turbine Generator (GTG) to generate electricity.

This unique combination of UCG and GTL has the potential to become a significant alternative energy source. The gas is cheap, the resources abundant and the application process may be capable of duplication in Australia and around the world. Combining UCG and GTL has the potential to create a new and reliable source of ultra-clean environmentally responsible fuels.

The cheap and abundant Syngas that can be delivered by the UCG process is the key that Linc Energy will seek to exploit to enable it to cost effectively produce ultra-clean diesel fuels.



Drill rig used in current exploration activities

As well as expanding the Linc Energy management and systems, significant progress has been made expanding the Chinchilla coal resource, with a drilling program commenced in August.

The engineering has progressed well on the GTL (gas to liquids) demonstration plant with MegChem, which is Linc Energy's principle engineering consultant making substantial progress in this area over the past few weeks.

As was mentioned by the Chairman, Linc Energy now owns the properties on which it intends to operate the UCG facilities and GTL demonstration plant and in the future, the commercial plant.

In addition, Linc Energy has made progress on the EIS for the Chinchilla commercial operation. Our recently appointed General Manager of Government and Environmental Affairs, Mr Justyn Peters, has commenced coordinating the preparation of the EIS with consultants Sinclair Knight Merz (SKM).

Linc Energy has a very exciting twelve months ahead of it as it completes its stated objectives of expanding the UCG gas field at Chinchilla, and constructing the demonstration GTL plant, which will produce quality diesel from the coal gas. The completion of these tasks will not only be a world-first but will be a genuine demonstration of the potential of Linc Energy.

We can not help but be excited by the future prospects of Linc Energy and its management team is fully committed to the challenge ahead.

Further potential upside for Linc Energy will lie in its capacity to replicate this combined application of UCG and GTL in strategic locations around the world including the USA which is a major market for this technology.

Yours sincerely

Peter Bond

Managing Director



PREMIER WELCOMES RUSSIAN INTEREST IN SMART FUEL TECHNOLOGY

[illegible]



"Linc Energy is a SmartState Company taking the development of UCG to the next level and believes its work will reveal UCG as one of the country's major alternate energy sources," Mr Beattie said.

3. Review of Operations and Activities

Linc Energy's corporate objective is to become a significant producer of ultra-clean diesel and jet fuels. Linc Energy aims to achieve this objective by bringing together, for the first time anywhere in the world, the two technologies known as Underground Coal Gasification (UCG) and Gas to Liquids (GTL) conversion.

Linc Energy intends to use the UCG process to exploit stranded coal deposits that are considered sub-economic because they are too far from market, too deep, or are not the quality required for traditional coal markets. UCG has the potential to overcome these issues, enabling Linc Energy to develop significant tracts of coal that are currently regarded as being of sub-economic value.

The UCG process can be used to turn stranded coal resources into energy by gasifying the coal "in situ" (underground). The resulting gas, called Syngas, can be used as feedstock for a:

- Gas to Liquids (GTL) processing plant to produce diesel and jet fuels; and
- Gas Turbine Generator (GTG) to generate electricity.

This unique combination of UCG and GTL has the potential to become a significant alternative energy source. The gas is cheap, the resources abundant and the application process may be capable of duplication in Australia and around the world. Combining UCG and GTL has the potential to create a new and reliable source of ultra-clean environmentally responsible fuels.

The cheap and abundant Syngas that can be delivered by the UCG process is the key that Linc Energy will seek to exploit to enable it to cost effectively produce ultra-clean diesel fuels.

The potential upside for Linc Energy lies in its capacity to replicate this combined application of UCG and GTL, not just in Australia, but in strategic locations around the world and particularly in the USA.

Linc Energy's business plan

As part of its long term business plan, Linc Energy intends to use the Syngas produced by the UCG process at its Chinchilla site to:

- produce liquid fuels such as diesel and jet fuels; and
- generate electricity.

Linc Energy's business plan involves a number of stages. Linc Energy's recent IPO will assist with the funding of Stage One of the Company's business plan which, in essence, is a feasibility study for the future development of a 20,000 barrel per day (bpd) GTL facility.

Linc Energy will employ the capital raised to expand its UCG operation at Chinchilla and construct a GTL pilot plant in advance of constructing a 20,000 bpd UCG to GTL ultra-clean fuel (diesel) facility at Chinchilla.

Stage One

The funds raised from the IPO will be used to :

- restore and expand the UCG facility at (MDL 309) Chinchilla to produce Syngas;
- purchase, install and commission a GTL demonstration plant with a target production capacity of 1 to 5 bpd;
- complete the feasibility study on the 20,000 bpd GTL facility as proposed in Linc Energy's Stage Two business plan;
- complete an EIS – based on Linc Energy's Chinchilla site and covering a 20,000 bpd GTL facility at that site; and
- complete a coal drilling exploration programme on and around the Chinchilla site.

GTL plant

Liquid fuel has been produced from gas that simulates the UCG Syngas produced at MDL 309. This liquid fuel was produced by the University of Kentucky under contract with Linc Energy. The utilisation of UCG in a pilot GTL plant at MDL 309 will be a significant step forward towards building a full commercial GTL plant at a later stage. Therefore, as part of Stage One, Linc Energy intends to build a 1 to 5 bpd GTL demonstration plant, which will use the UCG Syngas as feedstock. The demonstration plant will not have the capacity to produce enough fuel to be sold commercially.

However, the Company intends to demonstrate the potential to use UCG Syngas in the GTL process and the environmentally superior qualities of this ultra-clean fuel.



Stage Two

In essence, Stage One is a feasibility study that will enable Linc Energy to determine the process required to construct a 20,000 bpd GTL facility. The construction of such a facility is Stage Two of Linc Energy's long term business plan.

Again the Company would look to raise debt finance and/or equity funding for this stage of its plans.

Stage Three

Stage Three of the business plan is focused on taking Linc Energy's UCG and GTL diesel and power process to the world market. This will potentially have significant possibilities in locations such as the USA and China.

In addition, Linc Energy will complete further exploration to assess if its coal resources in Chinchilla will support an expansion programme capable of feeding a 30,000 to 40,000 bpd GTL facility.

Again the Company would look to raise debt finance and/or equity funding for this stage of its plans.

Corporate activities

The Company successfully listed on the ASX on 10th May 2006 after raising AUD$22m under its IPO at 25 cents per share.

Shortly after its listing the Company contracted to acquire the freehold interest in the "Capowie" property on which its UCG demonstration site is situated. The Company also successfully negotiated to acquire the freehold interest in the adjoining "Ulinda Park" property. This gives the Company freehold ownership of approximately 1,200 hectares across its main MDL holding.

Since its IPO, the Company has engaged and negotiated with a number of key industry consultants for the design and development of its GTL demonstration plant, including:

→ MegChem, South Africa (GTL facility)

→ Sheddon Uddhe, Melbourne

→ The University of Witwatersrand (GTL reactor)

→ Syntroleum, USA (reactor & catalyst provision)

→ Ergo Exergy Technologies (UCG)

From a financial perspective, the Company ended the financial year with over AUD$17m in cash reserves after incurring a loss of $2.9 million. This loss was mainly due to the activities leading up to the recent IPO and planning the ongoing operations of the business. The Company will continue to incur losses as it delivers on the Business Plan however these costs have been budgeted for and as at the date of this report, costs are in line with the budget.

The Directors present their report on the Company for the year ended 30 June 2006.

Directors

Unless otherwise stated, the following persons were Directors of Linc Energy Limited during the whole of the financial year and up to the date of this report:

Mr Peter Bond

Mr John Harkins

Mr Ken Dark

Mr Brian Johnson was appointed a Director on 8 March 2006 and continues in office at the date of this report.

The Hon. Mike Ahern was a Director during the year until his resignation on 7 February 2006.

Dr. Michael Blinderman was a Director during the year until his resignation on 20 February 2006.

Principal activities

During the year the principal continuing activities of the Company consisted of:

a. the development and commercialisation of UCG technology; and

b. the further exploration of the opportunity to marry UCG and GTL technologies.

The following significant changes in the nature of the activities of the Company occurred during the year:

c. on10 May 2006, the Company listed on the ASX, having raised $22 million; and

d. in May 2006, the Company contracted to acquire the freehold title in two of the properties on, and adjacent to, its main Mineral Development Lease site at Chinchilla, Qld.

Dividends - Linc Energy Limited

No dividends were declared or paid by the Company during the year or up to the date of this report.

Review of operations

Information on the operations and financial position of the Company and its business strategies and prospects is set out in the review of operations and activities on pages 10 - 11 of this Annual Report.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Company during the financial year were as follows:

	2006 $'000
a. An increase in contributed equity of $26,839,888 (from $7,174,268 to $34,014,156) as a result of:	
→ Conversion of convertible notes to equity	6,360
→ Issue of 88,000,000 shares as part of IPO	22,000
→ Less : Transaction costs re IPO	(1,520)
	26,840

b. Part of the net cash received from the IPO was used to redeem the outstanding balance on convertible notes owing to Newtron Pty Ltd ($1.6 million). The remainder will be used to finance the first stage of the Company's Coal to Liquids plan.



Matters subsequent to the end of the financial year

Matters that were not finalised at the end of the financial year, but were settled prior to the date of this report included:

a. Purchase of land known as "Capowie" Kumarrows Rd, Hopeland Via Chinchilla ($1,750,000);

b. Purchase of land known as "Ulinda Park" 16 Mile Halls Rd Hopeland Via Chinchilla ($650,000);

c. Entering into debt finance arrangements with Bank West to partially fund the above purchases ($1,800,000).

Likely developments and expected results of operations

Additional comments on expected results of certain operations of the Company are included in this Annual Report under the Review of Operations and Activities on pages 10 - 11.

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this Annual Report because the Directors believe it could result in unreasonable prejudice to the Company.

Environmental regulation

The Company is subject to significant environmental regulation in respect of its activities as set out below. The Company is subject to numerous Commonwealth and State environmental regulations. The Environment Protection and Biodiversity Conservation Act 1999 is the main Commonwealth legislation that applies to the Company.

This Act impacts on the Company with respect to environmental issues that must be addressed in the Terms of Reference of the Company's proposed Environmental Impact Statement (EIS). There are other lesser and subordinate Commonwealth legislative requirements the Company must also comply with.

The Company must also comply with State Environmental Legislation such as the Vegetation Management Act 1999, the Water Act 2000, and most importantly the Environmental Protection Act 1994 (EP Act).

The EP Act regulates the environmental performance of the Company when conducting Environmentally Relevant Activities such as Mining Activities. We currently have an Environmental Protection Agency (EPA) approved Environmental Management Plan and the Company will be working with the EPA over the next 12-18 months through the EIS process.



Information on Directors



Brian Johnson
Chairman - Non-Executive. Age 67

Experience and expertise

Mr Johnson is a civil engineer with extensive experience in the construction and mining industries in Australia, South East Asia and North America. He has held a number of Directorships in listed public companies. As a major Shareholder and Chief Executive, Mr Johnson was instrumental in establishing Portman Limited's presence in the iron ore industry between 1991 and 1994 and in developing mines at Koolyanobbing and Cockatoo Island.

Mr Johnson personally partnered Mr Lang Hancock in the development and operation of McCamey's Monster iron ore mine in the Pilbara, prior to its sale to BHP and the Woodie Manganese Mines in the same area. Mr Johnson has considerable experience in dealing with Asian steel mills and major trading houses through his previous involvement in the production of coking coal, manganese and iron ore.

Mr Johnson is Deputy Chairman (and was previously Managing Director) of Mount Gibson Iron Limited. Mr Johnson was appointed to the Board in March 2006.

Other current Directorships

Mount Gibson Iron Ltd, Envirogold Ltd, Resource Equities Limited

Former Directorships in last 3 years

N/A

Special responsibilities

Audit Committee

Interests in shares and options

2,000,000 Fully Paid Ordinary Shares through Transpacific Capital Pty Ltd of which 1,704,000 are held in escrow until 10 May 2008.

Peter Bond



Managing Director. Age 44

Experience and expertise

Mr Bond has a successful track record in the coal and gold mining industries both in Australia and overseas. Building on his early engineering background, he has gained a unique knowledge and understanding of the coal mining industry over the course of a diversified career spanning more than 20 years. His various companies are recognised in the mineral processing industry for both innovation and efficiency.

Mr Bond has experience in the design, installation, commissioning and operation of complex processing plants and projects. Mr Bond's business interests include mineral, mining and associated operations in Australia and South East Asia. Mr Bond was appointed to the Board in October 2004.

Other current Directorships

N/A

Former Directorships in last 3 years

N/A

Special responsibilities

Managing Director

Interests in shares and options

201,557,383 Fully Paid Ordinary Shares through Newtron Pty Ltd of which 171,726,890 are held in escrow until 10 May 2008.

600,000 Fully Paid Ordinary Shares through Isny Pty Ltd





Ken Dark
Non-Executive Director. Age 63

Experience and expertise

Mr Dark began his career in the area of industrial and electrical engineering. He went on to become a recognised specialist in his field in the aluminium smelting industry, where he led project-engineering teams both in Australia and Canada including work with Alcan Inc. He also holds tertiary qualifications in industrial electronics and electronics engineering.

He later established a highly successful business in the fuel distribution industry. During that time he represented fuel distributors on the national marketing operations and buying committees of two major fuel companies. Mr Dark was appointed to the Board in October 2004.

Other current Directorships

N/A

Former Directorships in last 3 years

N/A

Special responsibilities

Audit Committee

Interests in shares and options

100,000 Fully Paid Ordinary Shares of which 85,200 are held in escrow until 10 May 2008 plus 20,000 under the name of Darton Pty Ltd.



Company Secretary

The Company Secretary is Karl Schlobohm. Mr Schlobohm was appointed to the position of Company Secretary on 8 March 2006, and has a raft of taxation, corporate advisory, financial accounting and Company Secretarial experience. He is the Brisbane-based Director of Prosperity Advisers, the Non-Executive Chairman of Australasian Retail Media Group Ltd, and also acts as Company Secretary for the ASX-listed Agenix Ltd and Discovery Nickel Ltd.



John Harkins
Independent Non-Executive Director. Age 55

Experience and expertise

Mr Harkins commenced his professional career as a graduate health and environment specialist following a studentship with the government service in the United Kingdom. He later moved to the private sector as an internal corporate consultant with the Rank Organisation based in their corporate headquarters in London. This involved delivery of risk management advisory services to the board and executive management of the Rank Organisation's diverse national and international manufacturing and processing companies.

Mr Harkins relocated to Australia more than 20 years ago and established his own consultancy practice, specialising in the emerging area of risk management. He went on to act as an advocate in both State and Federal Industrial Relations Commissions with a particular focus on the issue of industry superannuation. During this time he served on a number of company boards, later becoming inaugural Chief Executive Officer of CARE Super, one of Australia's largest pension funds with more than $1.6 billion dollars in investments under management. He subsequently went on to establish his own investment facilitation company Facilitec Pty Ltd, which focuses on the areas of investor relations, private capital raisings and mergers and acquisitions. He is a member of the Australian Institute of Company Directors.

The company has undertaken mandates both in Australia and overseas across a range of sectors including gold mining, agricultural manufacturing, biotechnology and construction. Mr Harkins was appointed to the Board in October 2004.

Other current Directorships

N/A

Former Directorships in last 3 years

N/A

Special responsibilities

Chairman of the Audit Committee

Interests in shares and options

200,000 Fully Paid Ordinary Shares of which 170,400 are held in escrow until 10 May 2008.

Meetings of Directors

The numbers of meetings Directors were eligible to attend during the year and the number of meetings attended by each Director was as follows:

	Eligible Directors' Meetings	Directors' Meetings Attended
Brian Johnson (appointed 8 March 2006)	4	4
Peter Bond	8	8
Ken Dark	8	8
John Harkins	8	8
Mike Ahern (resigned 7 February 2006)	4	4
Michael Blinderman (resigned 20 February 2006)	5	5

Retirement, election and continuation in office of Directors

Mr John Harkins and Mr Brian Johnson are the Directors retiring by rotation at the Annual General Meeting who, being eligible, will offer themselves for re-election.

Remuneration report

The remuneration report is set out under the following main headings:

a. Principles used to determine the nature and amount of remuneration

b. Details of remuneration

c. Service agreements

d. Share based compensation

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

These disclosures have been transferred from the financial report and have been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The objective of the Company's executive reward framework is to ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to corporate and individual performance is defined.

This means the Company needs to adopt remuneration policies that attract and maintain talented and motivated Directors and employees so as to encourage enhanced performance of the Company. It is important that there be a clear relationship between performance and remuneration, and that the policy underlying executive remuneration be understood by investors.

The Board ensures that executive reward satisfies the following key criteria as part of its good governance practices:

→ Competitiveness and reasonableness

→ Acceptability to Shareholders

→ Performance linkage / alignment of executive compensation

→ Transparency

→ Capital management.

In consultation with external remuneration consultants (where appropriate), the Company is structuring an executive remuneration framework that is market competitive and complimentary to the strategies of the organisation.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority with the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-executive Directors

Fees and payments to non-executive Directors reflect the demands, which are made on, and the responsibilities of, the Directors. Non-executive Directors' fees and payments are reviewed annually by the Board.

Directors' fees

The current base remuneration was last reviewed with effect from the Company's debut on the ASX in May 2006. The Chairman's remuneration of $50,000 per annum is inclusive of Committee fees while Non-executive Directors who chair a Committee may receive additional yearly fees.

Non-executive Directors' fees are determined with an aggregate Directors' fee pool limit, which is periodically recommended for approval by Shareholders. Currently directors fees stand at $40,000 per Director per annum.



Executive pay

The executive pay and reward framework has four components:

- base pay and benefits
- performance-related bonuses;
- long-term incentives through participation in the Linc Energy Employee Option Plan, and
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay

Structured as a total employment cost package, which may be delivered as a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives' contracts.

Benefits

As part of their base pay arrangements, Executives may receive benefits including health insurance, car allowances or professional advisory services.

Performance-related bonuses

Based on the performance of the Company and the individual Executive, compared to the milestones and KPI's set by the Managing Director, a performance bonus may be payable. Once the Company has moved to an income-producing phase, it may seek to adopt a more formal and regimented Short-term Incentive programme.

B Details of remuneration (audited)

Amounts of remuneration

Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Linc Energy Limited are set out in the following tables.

The key management personnel of the Company are the Directors of Linc Energy Limited (see pages 14 -15) and those executives that report directly to the managing Director. This includes the group executives who received the highest remuneration for the year ended 30 June 2006.

The only such executive was Keith Allaun – General Manager Human Resources.

Subsequent to 30 June 2006 to date of report, the following key management personnel have been appointed:

→ Wayne O'Brien – Financial Controller

→ Justyn Peters – General Manager, Government & Environmental Affairs

→ Phillip Jay – Drilling Programme Manager

→ Adrian Reeve – General Manager, Engineering Operations

Key management personnel of Linc Energy Limited

30 JUNE 2006	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Retirement benefits	Options	Total
	$	$	$	$	$	$	$
Non-executive Directors							
[illegible]	8,334	-	-	-	-	-	8,334
[illegible]	6,668	-	-	-	-	-	6,668
[illegible]	6,668	-	-	-	-	-	6,668
[illegible]	7,000	-	-	-	-	-	7,000
[illegible]	-	-	-	-	-	-	-
Sub-total non-executive Directors	**28,670**	**-**	**-**	**-**	**-**	**-**	**28,670**
Executive Directors							
[illegible]	20,833	-	-	-	-	-	20,833
Other key management personnel							
[illegible]	40,725	-	-	-	-	-	40,725
Totals	**90,228**	**-**	**-**	**-**	**-**	**-**	**90,228**

30 JUNE 2005	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Retirement benefits	Options	Total
	$	$	$	$	$	$	$
Non-executive Directors							
[illegible]	12,000	-	-	-	-	-	12,000
[illegible]	-	-	-	-	-	-	-
[illegible]	-	-	-	-	-	-	-
[illegible]	-	-	-	-	-	-	-
Sub-total non-executive Directors	12,000	-	-	-	-	-	12,000
Executive Directors							
[illegible]	-	-	-	-	-	-	-
Totals	**12,000**	**-**	**-**	**-**	**-**	**-**	**12,000**



C Service agreements (audited)

Remuneration and other terms of employment for the Managing Director and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Linc Energy Limited Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated early by either party with three months notice, subject to termination payments as detailed below.

Peter Bond Managing Director

- → Term of agreement - 3 years commencing May 2006.
- → Base salary, inclusive of superannuation of $250,000 to be reviewed annually by the Board.

Critical Point Solutions LLC of Gainesville Florida USA - to assist in recruitment on an international basis of key management personnel

- → Term of agreement - 1 year commencing 1 May 2006
- → Retainer excluding costs of USD$240,000.
- → The agreement with Critical Point Solutions LLC expires on 30 April 2007 and may be terminated by either party without penalty with 90 days written notice prior to 31 January 2007. Linc Energy is required to pay a termination fee of $60,000 should Critical Point Solutions LLC be given less than 90 days notice.
- → Linc Energy may employ Keith Attaun, an employee of Critical Point Solutions LLC, directly on the same terms and conditions as Critical Point Solutions LLC.

D Share based compensation (audited)

Options may be granted under the Linc Energy Limited Employee Option Plan which was approved by Shareholders at the 2005 Annual General Meeting. Employees eligible to participate in the plan are determined by the Board. Any offers of options made to employees shall be at the Boards discretion. No consideration is payable for a grant of Options. Options are issued for 5 years with an exercisable date of 2 years from the date of issue. The exercise price or manner of determining the exercise price is determined by the Board at the time the options are granted. Options granted under the plan carry no voting or dividend rights. When exercisable, each option is converted into one ordinary share.

At the date of this report no options have been issued under the plan.

Loans to Directors and executives

There are no loans to any Directors or executives.

Insurance of officers

Since the reporting date, Linc Energy Limited has obtained Directors and Officers Liability Insurance through AIG, which is part of American Home Assurance Company. The policy covers Directors and Officers Liability, Company Re-imbursements and Company Securities Claim Liability. The limit of liability is $10,000,000 and the cover expires on 10 August 2007.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

4. Directors' Report

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company is important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

→ all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor

→ none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

Assurance services

1. Audit services	2006	2005
PricewaterhouseCoopers Australian firm:		
Audit and review of financial reports and other audit work under the Corporations Act 2001	$37,250	$23,500
Total remuneration for audit and assurance services	**$37,250**	**$23,500**

No fees were paid to PricewaterhouseCoopers for any other services during the year (2005:$nil)

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 25.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of Directors.

Brian Johnson
Chairman

Brisbane, 29 September 2006

Corporate Governance Statement

Linc Energy Ltd has adopted the recommended corporate governance policy prescribed by the Australian Stock Exchange as outlined in Guidance Note 9A Corporate Governance - Principles & Recommendations of the ASX rules as being consistent with best practice for a listed public Company.

1. Policy adopted : Lay solid foundations for management and oversight

ASX recommendation:

Recognise and publish the respective roles and responsibilities of Board and management.

The Company's framework should be designed to:

→ enable the Board to provide strategic guidance for the Company and effective oversight of management

→ clarify the respective roles and responsibilities of Board members and senior executives in order to facilitate Board and management accountability to both the Company and its Shareholders

→ ensure a balance of authority so that no single individual has unfettered powers.

How to achieve best practice

Recommendation 1.1:

Formalise and disclose the functions reserved to the Board and those delegated to management.

Linc Energy has applied this policy by introducing the following measures:

1. The functions of members of the Board have been designated as follows : Chairman, Chief Executive and executive and non-executive Directors.

2. The setting of the Company's budgeted expenditures has been reserved to the Board.

3. The following decisions have been reserved for the Board;

(a) any announcement to the stock exchange ;

(b) any employment contract;

(c) any employee incentive scheme;

(d) any material contract including contracts for a value greater than $100,000;

(e) any acquisition of assets or financial instruments exceeding $100,000;

(f) any financial indebtedness exceeding $100,000;

(g) creation of any security over the Company's assets;

(h) any guarantee or indemnity of or to a third party ;

(i) any share option or other security , rights or derivative issue;

(j) commencement of any legal proceedings relating to a claim or potential claim in excess of $100,000 ;

(k) making of any claim, disclaimer, surrender, election or consent by the Company or a subsidiary of a material nature for tax purposes

(l) making a change in financial year end;

(m) any decision to seek a capital raising by the Company ;

All other decisions which involve operations in the ordinary course of business are vested in the Chief Executive Officer including carrying out decisions of the Board and matters incidental to those decisions and shall include the ability to recommend any of the matters in (a) to (m) above. In exceptional circumstances the Chief Executive Officer may, after consultation with the Chairman, enter into a transaction requiring Board ratification where time is of the essence. The bank account authority is to require the signature of any two Directors of the Company or the Managing Director or the Company Secretary together with the Financial Controller.

2. Policy adopted : Structure the Board to add value

ASX recommendation

Have a Board of an effective composition, size and commitment to adequately discharge its responsibilities and duties.

An effective Board is one that facilitates the efficient discharge of the duties imposed by law on the Directors and adds value in the context of the particular Company's circumstances. This requires that the Board be structured in such a way that it:

→ has a proper understanding of, and competence to deal with, the current and emerging issues of the business

→ can effectively review and challenge the performance of management and exercise independent judgement.

Ultimately the Directors are elected by the Shareholders. However the Board and its delegates play an important role in the selection of candidates for Shareholder vote.

How to achieve best practice

Recommendation 2.1:

A majority of the Board should be independent Directors.

Recommendation 2.2:

The Chairperson should be an independent Director.

Linc Energy has applied these two policies by introducing the following measures:

The Chairman is an independent Director. Two of the Directors are not associated with the major Shareholder of the Company.

Recommendation 2.3:

The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.

Linc Energy has applied this policy by introducing the following measures:

The Chairman and Chief Executive Officer are separate.

Recommendation 2.4:

The Board should establish a nomination committee.

A nomination committee will be established when appropriate.

Recommendation 2.5:

Provide the information indicated in Guide to reporting on Principle 2.

Such information is to be provided regularly.

3 Policy adopted: Promote ethical and responsible decision-making

Actively promote ethical and responsible decision-making.

The Company should:

- → clarify the standards of ethical behaviour required of Company Directors and key executives (that is, officers and employees who have the opportunity to materially influence the integrity, strategy and operation of the business and its financial performance) and encourage the observance of those standards
- → publish its position concerning the issue of Board and employee trading in Company securities and in associated products which operate to limit the economic risk of those securities.

How to achieve best practice

Recommendation 3.1:

Establish a code of conduct to guide the Directors, the Chief Executive Officer (or equivalent), the Chief Financial Officer (or equivalent) and any other key executives as to:

3.1.1 the practices necessary to maintain confidence in the Company's integrity the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

The Board has determined to develop this code of conduct.

Recommendation 3.2:

Disclose the policy concerning trading in Company securities by Directors, officers and employees.

The policy is that in each month a Director may execute three trades not exceeding 1% of the issued capital of the Company without prior notice to the Board. If a trade will exceed three transactions or 1% of the issued capital in any month then prior notice to the Board should be given.

Recommendation 3.3:

Provide the information indicated in Guide to reporting on Principle 3.

This will be provided to each Director.

4 Policy adopted: Safeguard integrity in financial reporting

Have a structure to independently verify and safeguard the integrity of the Company's financial reporting.

This requires the Company to put in place a structure of review and authorisation designed to ensure the truthful and factual presentation of the Company's financial position. The structure would include, for example:

- → review and consideration of the accounts by the Audit Committee
- → a process to ensure the independence and competence of the Company's external auditors.

Such a structure does not diminish the ultimate responsibility of the Board to ensure the integrity of the Company's financial reporting.

How to achieve best practice

Recommendation 4.1:

Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

This has been adopted

Recommendation 4.2:

The Board should establish an Audit Committee.

An Audit Committee has been established

Recommendation 4.3:

Structure the Audit Committee so that it consists of:

only non-executive Directors.

Adopted

→ a majority of independent Directors

Adopted

→ an independent Chairperson

Adopted

→ the Board must consist of at least three members.

Adopted

Recommendation 4.4:

The Audit Committee should have a formal charter.

The Board has adopted an Audit Committee Charter.

Recommendation 4.5:

Provide the information indicated in Guide to reporting on Principle 4.

Adopted

5 Policy adopted : Make timely and balanced disclosure

Promote timely and balanced disclosure of all material matters concerning the Company.

This means that the Company must put in place mechanisms designed to ensure compliance with the ASX Listing Rule requirements such that:

→ all investors have equal and timely access to material information concerning the Company - including its financial situation, performance, ownership and governance

→ Company announcements are factual and presented in a clear and balanced way. "Balance" requires disclosure of both positive and negative information.

How to achieve best practice

Recommendation 5.1:

Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.

The Board has determined to develop these policies.

Recommendation 5.2:

Provide the information indicated in Guide to reporting on Principle 5.

Adopted

6 Policy adopted : Respect the rights of Shareholders

Respect the rights of Shareholders and facilitate the effective exercise of those rights.

This means that a Company should empower its Shareholders by:

→ communicating effectively with them

→ giving them ready access to balanced and understandable information about the Company and corporate proposals

→ making it easy for them to participate in general meetings.

How to achieve best practice

Recommendation 6.1:

Design and disclose a communications strategy to promote effective communication with Shareholders and encourage effective participation at general meetings.

A web site has been established in order to contain up to date information for Shareholders. Bulletins updating Shareholders will be distributed where appropriate. Convenient locations with adequate facilities will be chosen for general meetings.

Recommendation 6.2:

Request the external auditor to attend the annual general meeting and be available to answer Shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Adopted

7 Policy adopted : Recognise and manage risk

Establish a sound system of risk oversight and management and internal control.

This system should be designed to:

→ identify, assess, monitor and manage risk

→ inform investors of material changes to the Company's risk profile.

This structure can enhance the environment for identifying and capitalising on opportunities to create value.

How to achieve best practice

Recommendation 7.1:

The Board or appropriate Board committee should establish policies on risk oversight and management.

The Board has determined to develop these policies.

Recommendation 7.2:

The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that:

7.2.1 the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board

7.2.2 the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Adopted

Recommendation 7.3:

Provide the information indicated in Guide to reporting on Principle 7.

The information will be provided.

8 Policy adopted : Encourage enhanced performance

Fairly review and actively encourage enhanced Board and management effectiveness.

This means that Directors and key executives should be equipped with the knowledge and information they need to discharge their responsibilities effectively, and that individual and collective performance is regularly and fairly reviewed.

How to achieve best practice

Recommendation 8.1:

Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key executives.

The Board has established a Remuneration Committee to determine incentives for performance.

9 Policy adopted: Remunerate fairly and responsibly

Ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to corporate and individual performance is defined.

This means that companies need to adopt remuneration policies that attract and maintain talented and motivated Directors and employees so as to encourage enhanced performance of the Company. It is important that there be a clear relationship between performance and remuneration, and that the policy underlying executive remuneration be understood by investors.

How to achieve best practice

Recommendation 9.1:

Provide disclosure in relation to the Company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies to enable investors to understand (ii) the link between remuneration paid to Directors and key executives and corporate performance.

The Remuneration Committee to be established will disclose its policies publicly.

Recommendation 9.2:

The Board should establish a Remuneration Committee.

The Board has established a Remuneration Committee.

Recommendation 9.3:

Clearly distinguish the structure of non-executive Directors' remuneration from that of executives.

This will be assigned to the Remuneration Committee.

Recommendation 9.4:

Ensure the payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by Shareholders.

This will be assigned to the Remuneration Committee.

Recommendation 9.5:

Provide the information indicated in Guide to reporting on Principle 9.

The Board has determined to develop this code of conduct.

10 Policy adopted: Recognise the legitimate interests of stakeholders

Recognise legal and other obligations to all legitimate stakeholders.

Companies have a number of legal and other obligations to non-Shareholder stakeholders such as employees, clients/customers and the community as a whole. There is growing acceptance of the view that organisations can create value by better managing natural, human, social and other forms of capital. Increasingly, the performance of companies is being scrutinised from a perspective that recognises these other forms of capital. That being the case, it is important for companies to demonstrate their commitment to appropriate corporate practices.

How to achieve best practice

Recommendation 10.1:

Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.

The Board has determined to develop this code of conduct.

The Company Secretary has been assigned the responsibility under supervision from the Board to administer and ensure compliance with these policies.

Auditors Independence Declaration

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABN 52 780 433 757

Waterfront Place
1 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia

www.pwc.com/au

Telephone +61 7 3257 5000

Facsimile +61 7 3257 5999

Auditor's Independence Declaration

As lead auditor for the audit of Linc Energy Limited for the year ended 30 June 2006, we declare that, to the best of my knowledge and belief, there have been:

a. no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b. no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Linc Energy Limited for the period.

Stephen R. Snook
Partner
PricewaterhouseCoopers

Brisbane, 29 September 2006

Liability limited by a scheme approved under Professional Standards Legislation

This financial report covers Linc Energy Limited as an individual entity.

The financial report is presented in the Australian currency.

Linc Energy Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 7

10 Eagle Street

Brisbane, Qld 4000

A description of the nature of the entity's operations and its principal activities is included in the Review of Operations and Activities on pages 10 - 11 and in the Directors' Report on pages 12 - 19, both of which are not part of this financial report.

The financial report was authorised for issue by the Directors on 11 September 2006. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Investor Centre on our website: www.lincenergy.com.au



Income Statements
For the year ended 30 June 2006

	Notes	2006 $	2005 $
Revenue from continuing operations	5(a)	121,537	13,129
Other income	5(b)	325,623	240,871
Depreciation and amortisation expense	6	20,309	22,193
Employee expenses		176,589	96,179
Contractor & consultant expenses		561,993	599,444
Administrative & corporate expenses		1,218,185	864,225
Travel & accommodation		154,864	90,818
Site expenses		531,822	264,965
Finance costs	6	472,587	389,338
Other expenses		112,625	856,605
Profit/(Loss) before income tax		**(2,801,814)**	(2,428,672)
Income tax expense	7	-	
Profit/(Loss) for the year		**(2,801,814)**	(2,428,672)
Profit/(Loss) attributable to members of Linc Energy Limited		**(2,801,814)**	(2,428,672)
Earnings per share for profit/(loss) attributable to the ordinary equity holders of the Company:		**Cents**	Cents
Basic earnings per share	24	(0.87)	(1.57)
Diluted earnings per share	24	(0.72)	(1.55)

The above Income Statement should be read in conjunction with the accompanying notes.

Balance Sheets
For the year ended 30 June 2006

	Notes	2006 $	2005 $
ASSETS			
Current assets			
Cash and cash equivalents	8	18,025,000	30,003
Trade and other receivables	9	456,711	110,286
Total current assets		18,481,711	140,289
Non-current assets			
Property, plant and equipment	10	118,747	86,591
Other receivables	10(b)	90,369	85,596
Total non-current assets		209,116	172,187
Total assets		18,690,827	312,476
LIABILITIES			
Current liabilities			
Trade and other payables	11	472,610	135,971
Borrowings	12	65,254	6,049,975
Other current liabilities	13	220,993	95,539
Total current liabilities		758,857	6,281,485
Non-current liabilities			
Interest bearing liabilities	14	9,003	20,184
Provisions	15	840,000	1,000,000
Total non-current liabilities		849,003	1,020,184
Total liabilities		1,607,860	7,301,669
Net assets (liabilities)		17,082,967	(6,989,193)
EQUITY			
Contributed equity	16	34,014,156	7,174,288
Share based payments reserve	17	34,086	
Accumulated losses	17	(16,965,275)	(14,163,481)
Total equity		17,082,967	(6,989,193)

The above Balance Sheet should be read in conjunction with the accompanying notes.



Statements of changes in equity
For the year ended 30 June 2006

	Notes	2006 $	2005 $
Total equity at the beginning of the financial year		(6,989,193)	(4,560,521)
Net income recognised directly in equity		-	-
Profit/(Loss) for the year		(2,801,814)	(2,428,672)
Total recognised income and expense for the year		(2,801,814)	(2,428,672)
Transactions with equity holders in their capacity as equity holders:			
Conversion of debt to equity	16(b)	6,359,921	-
Contributions of equity / net of transaction costs	16(b)	20,479,967	-
Share based payments	17(b)	34,086	-
Total equity at the end of the financial year		17,082,967	(6,989,193)

The above Statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements
For the year ended 30 June 2006

	Notes	2006 $	2005 $
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)			
Payments to suppliers and employees (inclusive of goods and services tax)		(2,571,904)	(2,296,848)
Other revenue		325,568	310,244
Interest paid		(3,553)	(2,644)
Income taxes (paid) received		-	-
Net cash (outflow) inflow from operating activities	23	(2,249,889)	(1,989,284)
Cash flows from investing activities			
Payments for property, plant and equipment		(52,464)	-
Payments for other financial assets		(217,000)	-
Research and development costs		(10,387)	(26,961)
Interest received		121,537	13,129
Net cash (outflow) inflow from investing activities		(158,314)	(13,832)
Cash flows from financing activities			
Proceeds from IPO and issue of shares		22,000,000	-
Costs of IPO		(1,485,947)	-
Proceeds from borrowings		1,429,694	2,056,858
Repayment of convertible notes	14(c)	(1,600,000)	-
Repayment of other borrowings		-	(5,831)
Net cash inflow (outflow) from financing activities		20,343,747	2,051,027
Net increase (decrease) in cash and cash equivalents		17,935,544	47,947
Cash and cash equivalents at the beginning of the financial year		30,003	(17,944)
Effects of exchange rate changes on cash and cash equivalents			-
Cash and cash equivalents at end of year	8	17,965,547	30,003
Non-cash financing activities	14(c)	6,359,921	-

The above cash flow statements should be read in conjunction with the accompanying notes.

8. Notes to Financial Statements



1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(A) BASIS OF PREPARATION

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the financial statements and notes of Linc Energy comply with International Financial Reporting Standards (IFRSs).

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Linc Energy Limited financial statements to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Linc Energy Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Linc Energy Limited 2006 financial statements, management considered the need to amend certain accounting and valuation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Company has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Company's equity and its net income are given in note 26.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(B) REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

(i) Interest income

Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(C) INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle



the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(D) LEASES

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(E) IMPAIRMENT OF ASSETS

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(F) CASH AND CASH EQUIVALENTS

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(G) TRADE RECEIVABLES

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement.

(H) FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.

(I) PROPERTY, PLANT AND EQUIPMENT

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the Diminishing Value method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Machinery	5 – 10 years
- Vehicles	5 – 10 years
- Furniture, fittings and equipment	5 – 10 years
- Leased plant and equipment	5 – 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(e)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(J) TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year, which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition.

(K) BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in Shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(L) PROVISIONS

Provisions are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(M) EMPLOYEE BENEFITS

Share based payments

Share-based compensation benefits are provided to employees via the Linc Energy Employee Option Scheme. Information relating to these schemes is set out in note 27. The fair value of options granted under the Linc Energy Employee Option Scheme is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.



(N) SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(O) CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

(P) EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(Q) GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities, which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(R) NEW ACCOUNTING STANDARDS AND UIG INTERPRETATIONS

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Company's assessment of the impact of these new standards and interpretations is set out below.

(i) UIG 4 Determining whether an Asset Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Company has not elected to adopt UIG 4 early. It will apply UIG 4 in its 30 June 2007 financial statements. The Company will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 30 June 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Company's current arrangements. (ii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Company's financial instruments.

2 FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company.

Risk management is carried out by the Company Audit Committee under policies approved by the Board of Directors. The Company Audit Committee identifies, evaluates and hedges financial risks in close co-operation with the Company's operating units. The Board, under its Corporate Governance Policy, provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

The Company's only significant interest bearing assets are term deposits as disclosed in note 8.

The Company had no significant borrowings at year end.

Credit and liquidity risks are not significant at the moment.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(A) CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The Directors had previously estimated a liability of $1 million for the rectification of the site at Chinchilla, should it decide not to proceed with the further development of this site. Accordingly, this amount was raised in the historical accounts of the Company as an expense and a provision. As a result of the Company's successful fund raising efforts, it now plans to develop a GTL demonstration plant and purchase the land on which these activities will be undertaken. Accordingly the timing of the likely incurrence of this expenditure is uncertain, as is the basis for the amount of money to be actually spent.

The Directors consider the $1 million expenditure to still be their best estimate for the funds to be expended and have estimated that, based on the Company's current Stage One plans, this may be expended in 3 years time. Accordingly the cost has been discounted over that period in arriving at the provision in the financial statements.

4 SEGMENT INFORMATION

Business Segments

The Company's operations are in the development and commercialisation of UCG and GTL technologies.

Geographic Segments

The Company's operations are conducted predominantly in Queensland, Australia.

5 REVENUE & OTHER INCOME

	2006	2005
(a) Revenue	$	$
Interest	121,537	13,129
From continuing operations	121,537	13,129
(b) Other income		
R&D rebate	324,327	238,964
Sundry receipts	1,296	1,907
	325,623	240,871

6 EXPENSES

	2006	2005
Profit before income tax includes the following specific expenses:		
Depreciation		
Plant and equipment	20,309	20,387
Leased assets	-	1,811
Total depreciation	20,309	22,198
Finance costs		
Interest and finance charges paid/payable	472,587	389,338
Rental expense relating to operating leases		
Office leases	121,440	
Operating tenement leases	146,282	143,496
Other operating leases		
Total rental expense relating to operating leases	267,722	143,496
Research and development expenses	10,387	26,961



7 INCOME TAX EXPENSE

	2006	2005
(a) Numerical reconciliation of income tax expense to prima facie tax payable	**$**	$
Loss before income tax	**(2,801,814)**	(2,428,672)
Tax at the Australian tax rate of 30% (2005 – 30%)	**(840,544)**	(728,602)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income		
- Entertainment	**431**	1,128
- Share listing costs	**(15,450)**	-
- Other	**-**	-
Tax losses for which no deferred tax asset is recognised	**855,563**	727,474
Income Tax Expense	**-**	-

(b) Tax losses		
Unused tax losses for which no deferred tax asset has been recognised	**13,322,575**	10,520,761
Potential tax benefit @ 30%	**3,996,773**	3,156,228

The Company is in a loss position with total losses to 2006 of $13,322,575 (Loss for 2005: $10,520,761). There is uncertainty as to whether or not all the losses can be recognised in the future, therefore no loss has been recognised. Linc Energy is seeking external advice to resolve this matter.

(c) Unrecognised temporary differences

As at the reporting date there are no unrecognised material differences.

8 CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	2006	2005
	$	$
Cash at bank	-	5,003
Deposits at call	18,025,000	25,000
	18,025,000	30,003

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:

	2006	2005
	$	$
Cash at Bank/Overdraft	(59,453)	5,003
Cash at 30 Day Call	18,025,000	25,000
Balances per cash flow statement	17,965,547	30,003

(b) Deposits at call

The deposits are bearing floating interest rates between 0% and 5.58% (2005 0% and 2.25%). These deposits have an average maturity of 30 days.

9 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

	2006	2005
	$	$
Other receivables (GST)	162,836	-
Prepayments	79,375	110,286
Deposits on land acquisitions	214,500	-
Total	456,711	110,286

(a) Other receivables

These amounts generally arise from transactions outside the usual operating activities of the Company. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

(b) Effective interest rates and credit risk

Information concerning the effective interest rate and credit risk of both current and non-current assets is set out in the non-current receivables note (note 2).



10 NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

	Motor Vehicles	Office Equipment & Furniture	Other Fixed Assets	Total
	$	$	$	$
At 1 July 2004				
Cost	16,691	16,320	21,639	54,650
Accumulated depreciation	(9,653)	(15,672)	(12,589)	(37,913)
Net book amount	7,038	648	9,050	16,737
Year ended 30 June 2005				
Opening net book amount	7,038	648	9,050	16,737
Additions	31,264	42,626	18,163	92,053
Disposals	-	-	-	-
Depreciation charge	(5,054)	(11,830)	(5,314)	(22,198)
Closing net book amount	33,248	31,444	21,899	86,591
At 30 June 2005				
Cost	47,955	58,946	39,802	146,703
Accumulated depreciation	(14,707)	(27,502)	(17,903)	(60,112)
Net book amount	33,248	31,444	21,899	86,591

	Motor Vehicles	Office Equipment & Furniture	Other Fixed Assets	Total
	$	$	$	$
Year ended 30 June 2006				
Opening net book amount	33,248	31,444	21,899	86,591
Transfers	7,237	-	(7,237)	-
Additions	-	17,948	34,516	52,464
Disposals	-	-	-	-
Depreciation charge	(8,100)	(8,024)	(4,184)	(20,308)
Closing net book amount	32,385	41,368	44,994	118,747
At 30 June 2006				
Cost	69,593	76,892	52,679	199,164
Accumulated depreciation	(37,208)	(35,524)	(7,685)	(80,417)
Net book amount	32,385	41,368	44,994	118,747

(a) Non-current assets pledged as security

Refer to note 14 for information on non-current assets pledged as security by the Company.

(b) Other receivables

	2006	2005
	$	$
DNMR security deposits	**90,369**	85,596

The Directors consider that the carrying value of the deposits approximate their fair value.

(c) Assets held under finance leases

Assets held under finance leases included in motor vehicles are assets with a net book value of $16,696 (2005: $18,569).

11 CURRENT LIABILITIES - TRADE PAYABLES

	2006	2005
	$	$
Trade payables	472,610	135,971

12 CURRENT LIABILITIES – BORROWINGS

	2006	2005
	$	$
Bank overdrafts	59,453	-
Convertible notes	-	6,047,162
Lease liabilities	5,801	2,813
Totals	65,254	6,049,975

(a) Interest rate risk exposures

Details of the Company's exposure to interest rate changes on borrowings are set out in note 14.

(b) Fair value disclosures

Details of the fair value of borrowings for the Company are set out in note 14.

13 OTHER CURRENT LIABILITIES

	2006	2005
	$	$
Payable to related parties	50,000	-
Other payables	170,993	95,539
Total	220,993	95,539

14 NON-CURRENT LIABILITIES – BORROWINGS

(a) Total secured liabilities

The total secured liabilities (current and non-current) are as follows:

	2006	2005
	$	$
Convertible notes	-	6,047,163
Lease liabilities	9,003	2,876
Hire purchase	-	22,405
Total secured liabilities	9,003	6,072,444

(b) Assets pledged as security

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Notes	2006	2005
		$	$
Current			
Floating charge			
Cash and cash equivalents		-	30,003
Receivables			
Total current assets pledged as security		-	30,003
Non-current			
Finance lease			
Plant and equipment		-	2,876
Floating charge			
Receivables - non-current		-	-
Other financial assets		-	-
Plant and equipment		-	86,591
Total non-current assets pledged as security		-	89,467
Total assets pledged as security		-	119,470

(c) Convertible notes

The Company issued convertible notes for $7,719,921 from 1 January 2001 to 28 February 2006. The notes were convertible into ordinary shares of the Company, at the option of the holder, or repayable on demand. The number of ordinary shares to be issued for each convertible note was determined by dividing the issue price of the note ($7,719,921) by the 3 cents or 4 cents on each respective convertible note. $6,359,921 was converted into ordinary shares of the Company at 3 cents per share (211,997,383 ordinary shares) on 8 March 2006 per note 16(b). The remaining $1,600,000 was repaid from the proceeds of the IPO on 3 May 2006. The convertible notes are presented in the Balance Sheet as borrowings on the basis they were all due on demand.

14 NON-CURRENT LIABILITIES - BORROWINGS (CONTINUED)

(d) Interest rate risk exposures

The following table sets out the Company's exposure to interest rate risk, including the contractual repricing dates and the effective weighted average interest rate by maturity periods.

2006	Floating interest rate	Fixed interest rate						Total
		1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	
	$	$	$	$	$	$	$	$
Overdraft	59,453	-	-	-	-	-	-	59,453
Lease liabilities	-	5,801	6,255	2,748	-	-	-	14,804
Total	59,453	5,801	6,255	2,748				74,257
Weighted average interest rate	11.00%	7.72%		7.72%				10.35%

* Notional principal amounts

2005	Floating interest rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	Total
	$	$	$	$	$	$	$	$
Other loans	6,047,163	-	-	-	-	-	-	6,047,163
Lease liabilities and hire purchase	-	2,812	-	20,184	-	-	-	22,996
Total	6,047,163	2,812		20,184				6,070,159
Weighted average interest rate	8.50%	7.72%		7.72%				8.31%

* Notional principal amounts

(e) Fair value

The carrying amounts and fair values of borrowings at balance date are:

	2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
On-balance sheet				
Non-traded financial liabilities				
Bank overdrafts	59,453	59,453	-	-
Convertible notes	-	-	6,047,163	6,047,163
Hire purchase	-	-	20,184	20,184
Lease liabilities	14,804	14,804	2,876	2,876
	74,257	74,257	6,070,223	6,070,223



15 NON-CURRENT LIABILITIES – PROVISIONS

	2006	2005
	$	$
Site Rehabilitation	**840,000**	1,000,000

This provision allows for any necessary rehabilitation work at our gasification site should Linc Energy decide to cease activity at its developed sites. Given the recent capital raising it is unlikely this will occur for the next few years. Accordingly the provision has been reduced to reflect Linc Energy's estimate of when the site rehabilitation work will be required.

16 CONTRIBUTED EQUITY

	Notes	2006 Shares	2005 Shares	2006 $	2005 $
(a) Share capital					
Ordinary shares	(b)	**320,997,383**	21,000,000	**34,014,156**	7,174,268
Fully paid					
		320,997,383	21,000,000	**34,014,156**	7,174,268

(b) Movements in ordinary share capital:

Date	Details	Notes	Number of shares	Issue price	$
1 July 2004	Opening balance		21,000,000	0.34	7,174,268
8 March 2006	Conversion of borrowings		211,997,383	0.03	6,359,921
10 May 2006	Issue of shares pursuant to IPO		88,000,000	0.25	22,000,000
	Less: Transaction costs arising on share issue		-		(1,520,033)
30 June 2006	Balance		320,997,383		34,014,156

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

17 ACCUMULATED LOSSES

	2006	2005
	$	$
(a) Accumulated losses		
Movements in accumulated losses were as follows:		
Balance 1 July	**(14,163,461)**	(11,734,789)
Net loss for the year	**(2,801,814)**	(2,428,672)
Balance as at 30 June 2006	**(16,965,275)**	(14,163,461)

	2006	2005
	$	$
(b) Share based payments reserve		
Movements in share based payments reserve were as follows:		
Balance 1 July	-	-
Option expense	**34,086**	-
Balance as at 30 June 2006	**34,086**	-

The share based payment was part of the costs of the IPO. As detailed in the prospectus BBY Limited was entitled to an allotment of 1,000,000 unlisted $0.25 options exercisable two years from the date of listing as part of their fees.

18 KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were Directors of Linc Energy Limited during the financial year:

(i) Chairman - non-executive

Mr. Brian Johnson 8 March 2006 to Current

The Hon. Mike Ahern resigned from the position of Chairman on 7 February 2006

(ii) Executive Directors

Mr. Peter Bond. Managing Director

Dr. Michael Blinderman resigned from the position of Executive Director on 20 February 2006

(iii) Non-executive Directors

Mr. John Harkins

Mr. Ken Dark

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Name	Position	Employer
Mr. Keith Allaun	General Manager – Human Resources	Critical Point Solutions LLC

All of the above persons were key management personnel during the year ended 30 June 2006.

(c) Key management personnel compensation

	2006	2005
	$	$
Aggregate Employee Benefits	**90,228**	12,000

The Company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Directors' report. The relevant information can be found in sections A-C of the remuneration report on pages 16 -19.

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

There were no Options issued to key management personnel as at 30 June 2006.



18 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(ii)Share holdings

The numbers of shares in the Company held during the financial year by each Director of Linc Energy Limited and other key management personnel of the Company, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2006 Name	Balance at the start of the year	Additions	Disposals	Balance at the end of the year
Directors of Linc Energy Limited **Ordinary shares**				
Mr. Peter Bond - Managing Director	7,000,000	212,597,383*	(17,440,000)	202,157,383
Mr. Ken Dark – Non Executive Director	-	120,000	-	120,000
Mr. John Harkins – Non Executive Director	-	200,000	-	200,000
Mr. Brian Johnson – Non Executive Chairman	-	2,000,000	-	2,000,000

2005 Name	Balance at the start of the year	Additions	Disposals	Balance at the end of the year
Directors of Linc Energy Limited **Ordinary shares**				
Mr. Peter Bond - Managing Director	-	7,000,000	-	7,000,000
Dr. Michael Blinderman – Executive Director	1,230,000	-	-	1,230,000
The Hon. Mike Ahern – Non Executive Chairman	560,000	-	-	560,000

* Shares issued pursuant to conversion of debt as explained in note 16.

(e) Other transactions with key management personnel

A Director, Mr Peter Bond, is a Director and Shareholder of Newtron Pty Ltd and Bond Bros Contracting Pty Ltd. Linc Energy Limited transacted with both companies as follows:-

i. Interest charged on Convertible Notes for Newtron Pty Ltd $472,587 (2005: $386,635);
ii. Administration Fees and expenses to Newtron Pty Ltd for providing Mr. Bond and several staff to 28 February 2006 $536,610 (2005: $543,744);
iii. Administration Fees and expenses to Bond Bros Contracting Pty Ltd for providing Mr Bond and staff to 30 June 2006 $35,897 (2005: N/A).

A Non Executive Director, Mr John Harkins, is a Director and Shareholder of Facilitec Pty Ltd. Linc Energy Ltd paid Facilitec Pty Ltd for consulting, administrative and general management services to 30 June 2006 $63,000 (2005: $58,095) and accrued fees for services as a Non Executive Director to 30 June 2006 $6,666.

A Non Executive Director, Mr Ken Dark, is a Director and Shareholder of Ken Dark Pty Ltd. Linc Energy Ltd has accrued fees for services as a Non Executive Director to 30 June 2006 $6,666 (2005: N/A).

A Non Executive Chairman, Mr Brian Johnson, is a Director and Shareholder of Transpacific Capital Pty Ltd. Linc Energy Ltd has accrued fees for services as a Non Executive Director and Chairman to 30 June 2006 $8,333 (2005: N/A).

Dr Michael Blinderman, a Director of Linc Energy Limited until 20 February 2006, is a Director and Shareholder of Ergo Exergy Technologies Inc. Canada. Ergo Exergy Technologies have received fees for the provision of consulting services and Underground Coal Gasification expertise to 30 June 2006 $440,348 (2005: $462,968).

The Hon. Mike Ahern, a Director and Non Executive Chairman of Linc Energy Limited until 7 February 2006, is a Director and Shareholder of Mike Ahern and Associates Pty Limited and was paid fees for services as Chairman to 7 February 2006 $7,000 (2005: $12,000).

Keith Allaun was contracted through Critical Point Solutions LLC on 1 May 2006 and was paid fees for providing Management in Human Resources to 30 June 2006 $40,725. (2005: N/A)

19 REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the Company.

	2006 $	2005 $
(a) Assurance services		
Audit services		
PricewaterhouseCoopers Australian firm		
Audit and review of financial reports and other audit work under the Corporations Act 2001	37,250	23,500
Total remuneration for audit services	37,250	23,500

It is the Company's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important.

20 COMMITMENTS

(a) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	2006 $	2005 $
Property, plant and equipment		
Payable:		
Within one year – purchase of land and buildings	2,400,000	-
Later than one year but not later than five years		
Later than five years		
	2,400,000	-

(b) Lease commitments : Company as lessee

Lease Commitments contracted but not recognized as liabilities are for operating leases at our Corporate Head Office at AMP Place as well as our 14 tenements. All finance leases have been recognized in both Current and Non Current Liabilities. Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:

	2006	2005
Within one year	121,400	
Later than one year but not later than five years	146,282	143,496
Later than five years		
	267,682	143,496

(c) Remuneration commitments

	2006 $	2005 $
Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:		
Within one year	250,000	-
Later than one year and not later than five years	479,167	-
Later than five years	-	-
	729,167	-

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in section C of the remuneration report on page 19 that are not recognised as liabilities and are not included in the key management personnel compensation.



21 RELATED PARTY TRANSACTIONS

(a) Key management personnel

Disclosures relating to key management personnel are set out in note 18.

(b) Convertible notes issued to related parties

	2006	2005
	$	$
Beginning of the year	**6,047,163**	2,774,185
Loans advanced	**1,440,171**	2,886,343
Interest charged	**472,587**	386,635
Loan Repayment	**(1,600,000)**	-
Loan conversion to equity	**(6,359,921)**	-
End of year	**-**	6,047,163

22 EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

On 14 July 2006 Linc Energy settled on the purchase of land contracts for the properties known as "Capowie" at Kumarows Road, Hopeland via Chinchilla ($1,750,000 plus GST) and "Ulinda Park" at 16 Mile Hall Road, Hopeland via Chinchilla ($650,000 plus GST). The properties are located adjacent to each other on the corners of Kummarows Road and 16 Mile Hall Road. The combined area of the properties is approximately 1,200 hectares and encompasses our MDL 361 and part thereof our EPC 635. To assist in the purchase of these properties Linc Energy Ltd debt financed $1,800,000 through Bank West.

In a general review of Linc Energy's banking arrangements, interest received on funds, bank fees and ongoing charges Linc Energy has moved its banking facilities from Westpac to Bank West. In addition Linc Energy has also arranged an $800,000 loan facility for the purchase of additional motor vehicles, plant and other equipment that will be required for Linc Energy to achieve its goals. We anticipate fully drawing this facility over the next three to six months. Linc Energy is also in the process of transferring its corporate card facilities from the National Australia Bank to Bank West.

An initial drilling program contract has been entered into with Mitchell Drilling Contractors to drill our resources in an effort to make them JORC compliant. Drilling commenced in the last week of August. The drilling program provides for an initial 35 holes to be drilled over a 6 to 8 week period and further holes as requested by Linc Energy.

Following a review of our anticipated drilling requirements both in the short, medium and long term Linc Energy has determined that it is both cost and logistically beneficial to purchase its own drill rig and engage an operating crew. Linc Energy has identified and is in the process of purchasing a suitable drill rig and support vehicle. The purchase price of the drill rig and support vehicle is $182,000 plus GST. This will be funded from the $800,000 loan facility established with Bank West.

Linc Energy has entered into an agreement with MegChem Engineering and Drafting Services (Pty) Ltd of Secunda in the Republic of South Africa to provide the conceptual design of Linc Energy's GTL pilot plant. The pilot plant will form the research and development plan for the proposed implementation of a full scale process plant.

Linc Energy has entered into an agreement with Witwatersrand University in the Republic of South Africa for the preparation of a conceptual design package for the GTL Reactors. The package will provide the necessary information for the briefing of the entities selected to prepare the basic and detailed design packages for the reactor and associated processes. The conceptual design will be suitable for application in the pilot and commercial/demonstration facility.

23 RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2006	2005
	$	$
Profit/(Loss) for the year	**(2,801,814)**	(2,428,672)
Depreciation and amortisation	**20,308**	22,198
Accrued interest on convertible notes	**472,587**	386,635
Interest income	**(121,537)**	(13,129)
Research and development	**10,387**	4,287
Changes in operating assets		
(Increase) decrease in receivables	**(162,836)**	325,799
(Increase) decrease in inventories	**-**	-
(Increase) decrease in prepayments	**30,911**	(91,214)
(Increase) decrease in other operating assets	**-**	(69,854)
(Decrease) increase in trade creditors	**336,651**	(70,564)
(Decrease) increase in accrued expenses	**125,454**	(41,604)
(Decrease) increase in other provisions	**(160,000)**	-
Net cash (outflow) inflow from operating activities	**(2,249,889)**	(1,976,118)



24 EARNINGS PER SHARE

	2006 Cents	2005 Cents
(a) Basic earnings per share		
Loss attributable to the ordinary equity holders of the Company	(0.87)	(11.57)
(b) Diluted earnings per share		
Loss attributable to the ordinary equity holders of the Company	(0.72)	(1.55)

(c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share		
(Loss) from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	(2,801,814)	(2,428,672)
Diluted earnings per share		
(Loss) from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	(2,801,814)	(2,428,672)
Interest savings on convertible notes	472,587	386,635
(Loss) from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	(2,329,227)	(2,042,037)

(d) Weighted average number of shares used as the denominator

	2006 Number	2005 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	320,997,383	21,000,000
Adjustments for calculation of diluted earnings per share:		
Options	1,000,000	-
Convertible notes	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	321,997,383	131,266,850

*** Notes:**

Options

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 17 (b).

Convertible notes

Convertible notes issued during the year are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share from their date of issue. The notes have not be included in the determination of basic earnings per share.

25 CONTINGENCIES

(a) Contingent liabilities

The Company has no contingent liabilities for 2006 (2005:N/A)

26 CONVERSION TO AIFRS

These financial statements are the first Linc Energy Limited financial statements to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements. There has been no material effect on the Company's equity and net income on the conversion to AIFRS.

27 SHARE BASED PAYMENTS

(a) Employee option plan

The establishment of Linc Energy Limited Employee Option Plan was approved by Shareholders at the 2005 annual general meeting. All staff are eligible to participate in the plan who have been continuously employed by Linc Energy for a period of one year. Options are granted at the discretion of the Board in accordance with the rules of the plan.

Options are granted under the plan for no consideration. Options are granted for a five year period and are exercisable after two years from the grant date. The exercise price will be set by the Board at the date of the grant.

The options granted under the plan carry no dividend or voting rights. At the reporting date there have been no options granted under this plan.

(b) Employee share plan

A scheme under which shares may be issued by the Company to employees for no cash consideration was approved by Shareholders at the 2005 annual general meeting. All staff are eligible to participate in the plan who have been continuously employed by Linc Energy for a period of one year. Shares are granted at the discretion of the Board in accordance with the rules of the plan.

The Board may offer shares for subscription or acquisition under the plan for a consideration (if any) determined by the Board. The Board my also impose disposal restrictions as it sees fit on any shares acquired under the plan. Shares to be issued under the plan will be valued at the volume weighted average share price of shares traded on the ASX in the ordinary course of trading during the five business days immediately preceding the day the shares are issued or transferred to the employee.

The shares granted under this plan will rank equally in all respects with existing shares from the date of allotment, including voting rights, distributions, dividends, future rights and bonus issues. At the reporting date there have been no offers for shares made under this plan.



Directors Declaration

In the Directors' opinion:

(a) the financial statements and notes set out on pages 17 - 52 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 16 - 19 of the Directors' report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Brian Johnson
Chairman

Brisbane

29 September 2006

Independent audit report to the members of Linc Energy Limited

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion

1. the financial report of Linc Energy Limited:

→ gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Linc Energy Limited as at 30 June 2006, and of its performance for the year ended on that date,

→ is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001; and

2. the remuneration disclosures that are contained on pages 16 to 19 of the directors' report comply with Accounting Standard AASB 124 Related Party Disclosures (AASB 124) and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Linc Energy Limited (the company), for the year ended 30 June 2006.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 16 to 19 of the directors' report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the Corporations Regulations 2001 . The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.

Therefore, an audit cannot guarantee that all material misstatements have been detected.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.





We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

→ examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and

→ assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Stephen R. Snook
Partner

Brisbane

29 September 2006



The Shareholder information set out below was applicable as at 30 June 2006.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

		Shares	Ordinary shares Options
1-	5,000	252,086	-
5,001-	10,000	2,027,909	-
10,001-	100,000	14,888,268	-
100,001	and over	303,829,120	1,000,000

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares	
Name	Number held	Percentage of issued shares
Newtron Pty Limited	201,557,383	62.70%
Westpac Custodian Nominees Limited	36,719,017	11.44%
ANZ Nominees Limited	11,495,000	3.58%
Innistree Pty Ltd	6,110,000	1.90%
Steven Fierro	6,000,000	1.87%
WK Prospecting Pty Ltd	6,000,000	1.87%
Merrill Lynch (Australia) Nominees Pty Limited <Berndale A/C>	5,690,000	1.77%
Citicorp Nominees Pty Ltd	2,952,568	0.92%
Impala Fund Ltd	2,899,000	0.90%
Mark Tomkins <Tomkins Family A/C>	2,500,000	0.78%
Impala Fund Pty Ltd	2,470,000	0.77%
Transpacific Capital Pty Ltd	2,000,000	0.62%
Emirates Capital Pty Ltd	2,000,000	0.62%
Shearwater Pty Ltd	1,300,000	0.40%
Ergo Exergy Technologies Inc	1,230,000	0.38%
Douglas Joseph Fierro	1,000,000	0.31%
Toltex Pty Ltd <Sowesu Super Fund A/C>	800,000	0.25%
ISNY Pty Ltd	600,000	0.19%
Station Capital Pty Ltd	600,000	0.19%
Camille Elizabeth Collins	564,750	0.18%
	294,487,718	91.74%



C. Substantial holders

Substantial holders in the Company are set out below:

	Number held	Percentage
Ordinary shares		
Newtron Pty Ltd	201,557,383	62.79%
Westpac Custodian Nominees Limited	36,710,017	11.44%

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Convertible notes

One vote for each note, but limited to matters affecting the rights of such notes.

(c) Options

No voting rights.





END

LINC ENERGY